
November 30, 2023

Peng Zhang
Vice President of Finance
Yunji Inc.
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People's Republic of China

> **Re: Yunji Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-38877**

Dear Peng Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services